PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

The Board of Trustees of The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

Re: Contractual Fee Waiver for The Prudential Series Fund

Dear Trustees:

PGIM Investments LLC (the "Manager") hereby agrees to cap expenses / reimburse certain expenses and/or waive a portion of its investment management fee as more particularly described and set forth for each Portfolio of The Prudential Series Fund (the “Trust”), as listed on Exhibit A attached hereto.

Very truly yours,

PGIM Investments LLC

By: /s/ Timothy Cronin

Name: Timothy Cronin

Title:   Senior Vice President

Exhibit A

Effective January 1, 2019

SP International Growth Portfolio: The Manager has contractually agreed to waive 0.008% of its investment management fee through June 30, 2020. This arrangement may not be terminated or modified prior to June 30, 2020 without the prior approval of the Trust’s Board of Trustees.